Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces Fourth Quarter Results

    SASKATOON, March 21 /CNW Telbec/ - Gold prices realized remained steady during the fourth quarter averaging US $620 per ounce. Gold production during the quarter was 10,700 ounces, slightly below forecast; total 2006 production was 47,400 ounces, 12% above 2005 production.
    Bulk sampling of Claude's Porky Lake and Santoy 7 projects, near the
Seabee mine, continued during the fourth quarter. If successful, one or both of these projects could provide feedstock to the Seabee mill as early as the second half of 2007.
    Claude Resources commenced surface exploration at the Madsen project in
Red Lake, Ontario in early December 2006. The Company expects to conduct extensive surface exploration at Madsen in 2007 while dewatering the Madsen shaft in preparation for underground drilling.
    The Company would like to take this opportunity to thank retired Chairman
Arnie Hillier for his many years of outstanding service to the Company. Since
1992, Arnie served as President, CEO and finally as Chairman. All shareholders have been well served by his skill, experience and commitment.

    Financial Highlights

    <<
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                                   Three       Three
                                  Months      Months        Year        Year
                                   Ended       Ended       Ended       Ended
                                December    December    December    December
                                31, 2006    31, 2005    31, 2006    31, 2005
    -------------------------------------------------------------------------
    Revenue ($ millions)             9.5        11.4        41.4        34.3
    -------------------------------------------------------------------------
    Net earnings (loss)
     ($ millions)                   (0.4)        1.0         6.4        (3.5)
    -------------------------------------------------------------------------
    Earnings (loss) per share ($)  (0.01)       0.01        0.09       (0.05)
    -------------------------------------------------------------------------
    Cash from operations
     ($ millions)(x)                 0.5         2.1         9.2         4.5
    -------------------------------------------------------------------------
    Cash from operations per
     share ($)(x)                   0.01        0.03        0.13        0.07
    -------------------------------------------------------------------------
    Average realized gold price
     (US $/ounce)                    620         485         604         452
    -------------------------------------------------------------------------
    Total cash operating costs
     (US $/ounce)                    468         355         396         358
    -------------------------------------------------------------------------
    Working capital ($ millions)     7.7         6.9         7.7         6.9
    -------------------------------------------------------------------------
    (x) before net change in non-cash working capital

    OPERATIONS

    Gold

    During the quarter ended December 31, 2006, Claude Resources Inc. mined and milled 59,300 tonnes at the Seabee mine. Grade processed for the quarter was down 24% to 5.74 grams per tonne due to sequencing issues. As a result, produced ounces for this quarter were 10,300, down 32% from the same period in

2005. Tonnage in the fourth quarter was impacted by the Porky Bulk Sample program which went from October 23 to November 2, 2006. Seabee mine management is focusing on improving equipment availability and reducing dilution to improve production volumes and unit costs.

                                                          Three Months Ended
                                                                 December 31
                                                2006        2005    % Change

    Tonnes milled                             59,300      66,400         -11%
    Grade processed (grams per tonne)           5.74        7.60         -24%
    Recovery (%)                               93.47       92.98          +1%
    Sales volume (ounces)                     10,700      13,900         -23%
    Production volume (ounces)                10,300      15,100         -32%

                                                                 Years Ended
                                                                 December 31
                                                2006        2005    % Change

    Tonnes milled                            246,000     236,400          +4%
    Grade processed (grams per tonne)           6.16        6.32          -3%
    Recovery (%)                               93.62       92.86          +1%
    Sales volume (ounces)                     47,400      42,200         +12%
    Production volume (ounces)                46,300      44,600          +4%

    Claude is planning in excess of 50,000 metres of underground drilling at
Seabee to replace 2007 production and expand or sustain reserves and resources. Drilling will be focused on the 2B and 2C zones laterally to the west. As well, an 800 metre level diamond drill chamber will be driven during the first quarter to test the down dip plunge of the 2B and 2C veins to the
1,200 metre level (more than 400 metres below the existing workings).
    Each year, reserves and resources at the Seabee mine are independently reviewed. At December 31, 2006, reserves were at 692,500 tonnes at 6.59 grams per tonne or 146,700 ounces. Resources were 1,293,300 tonnes at 8.96 grams per tonne or 372,600 ounces. Over the past 15 years, the Company has successfully upgraded 100% of its posted resources to reserves.

    Seabee Mine - Mineable Reserves and Mineral Resources

                                       2006                             2005
               Tonnes    g/tonne     Ounces     Tonnes    g/tonne     Ounces

    Proven    520,900       6.44    107,900    395,600       6.18     78,600
    Probable  171,600       7.03     38,800    288,800       7.07     65,600
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total
     Mineable
     Reserves 692,500       6.59    146,700    684,400       6.56    144,200
    Inferred
     Mineral
     Resour-
     ces(1) 1,293,300       8.96    372,600  1,499,700       8.86    427,200
    -------------------------------------------------------------------------

                                                                        2004
                                                Tonnes    g/tonne     Ounces

    Proven                                   400,500       6.37     82,000
    Probable                                  332,200       7.53     80,400
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total
     Mineable
     Reserves                                 732,700       6.90    162,400
    Inferred
     Mineral
     Resour-
     ces(1)                                  1,406,200       8.16    368,900
    -------------------------------------------------------------------------
    (1) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

    OIL & GAS

    Oil and natural gas liquids (NGLs) sales volume for the quarter ended
December 31, 2006 was 17,280 barrels, 10% lower than the 19,200 barrels sold in the same period of 2005. Oil and NGLs sales volume fell from 83,000 barrels in 2005 to 66,600 barrels this year, a 20% decline. Natural gas volume decreased marginally to 154 MMCF in 2006 from 156 MMCF in the fourth quarter of 2005. Year over year, volumes decreased 8%, to 616 MMCF in 2006 from
669 MMCF in 2005.
    Each year, the Company has its proven and probable oil, NGLs and natural gas reserves evaluated independently. Crude oil and NGLs proved and probable reserves decreased by 17% to 917,000 barrels at the end of this year from
1,099,000 barrels at the end of 2005. Natural gas reserves also decreased compared to the prior year, to 8,000 MMCF in 2006 from 8,900 MMCF in 2005.

    Reserves(1)                                 2006        2005        2004
    Crude oil and NGLs (mbbl)
      Proved
        Alberta                                  578         806         455
        Saskatchewan                              45          60          66
    -------------------------------------------------------------------------
                                                 623         866         521

      Probable
        Alberta                                  278         215         174
        Saskatchewan                              16          18           7
    -------------------------------------------------------------------------
                                                 294         233         181
    -------------------------------------------------------------------------
    Total                                        917       1,099         702
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Natural gas (MMCF)
      Proved
        Alberta                                6,419       7,539       7,167

      Probable
        Alberta                                1,533       1,313       1,775
    -------------------------------------------------------------------------
    Total                                      7,952       8,852       8,942
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Barrels of oil equivalent (mboe)
      Proved                                   1,693       2,123       1,716
      Probable                                   550         452         477
    -------------------------------------------------------------------------
    Total                                      2,243       2,575       2,193
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Reserves at December 31, 2006, reviewed by Sproule Associates Limited using constant prices.
    (2) Conversion: 6 mcf (equal sign) 1 boe

    EXPLORATION

    During the fourth quarter, the Company completed its fall exploration program in the Seabee area with the continued definition drilling of the
Santoy 8 zone. As well, assay results received during the fourth quarter from the Shane property fall drill program were reported in a news release dated
November 23, 2006 and are included in the Shane property discussion.
    Work at the Madsen area progressed during the fourth quarter with continued preparations for mine shaft dewatering and initiation of a core drill program on the Treasure Box area of gold mineralization. The zone was discovered in 2002 and given the name due to nuggety visible gold present in the drill core.
    All exploration programs are carried out under the direction of Qualified
Person, Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.

    Santoy Area

    The Santoy area lies 12 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization - of these, Zones 7 and 8 have been sufficiently drill-tested to support the calculation of an estimated indicated and inferred mineral resource of 1,110,000 tonnes of 6.53 grams per tonne (top cut of 30 grams per tonne). The bottom cut-off grade used by Claude is 3.0 grams per tonne over 1.2 metres true width. A specific gravity of 2.8 is used.
    In October 2005, the Company received permits from the necessary regulatory agencies to proceed with bridge/road work to the site and to bulk sample Santoy 7. With completion of the all-weather road from the minesite to
Santoy in the fourth quarter, and the extension of the ramp down to the mineralized zone, the extraction of the bulk sample material was initiated.
The process to remove and mill approximately 5,000 to 7,000 tonnes of Zone 7 material is expected to continue through to the end of the first quarter of
2007.
    Core drill programs carried out on Santoy 8 during the third and fourth quarters of 2006 were designed as in-fill drilling in preparation for ramp design at this second site in order to extract material for a bulk sample.
Further surface exploration will be necessary during the coming year in order to both understand the structure of Santoy 8 and to extend the area of mineralization.

    Porky West Zone

    The Porky Lake area lies three kilometres north of the Seabee mine and contains an extensive, 7.5 kilometre long, gold mineralized shear horizon at the contact of volcanic and sedimentary rocks. Four significant zones have been identified along this horizon to date, one of which (Porky West) has been sufficiently drill-tested to support the calculation of an estimated indicated
mineral resource of 90,000 tonnes of 7.33 grams per tonne and an estimated inferred mineral resource of 130,000 tonnes of 5.00 grams per tonne.
    The necessary permits were received in 2005 and by the end of the third quarter, the Company had ramped down and accessed the vein system in three places, collecting a 5,000 tonne bulk sample. Mill and metallurgical tests are currently being assessed and will be reported in the first quarter of 2007.

    Shane Property

    The Shane area lies five kilometres east of the Seabee mine and directly on the all-season Santoy road, making any deposit defined in the area easily accessible as mill-feed. During the third quarter Claude had carried out an extensive summer exploration and core drill program. Results were announced in the November 2006 press release, "Claude Resources Discovers more Gold on

Shane Property." The main mineralized horizon contains the following notable grades: 12.16 grams per tonne over 8.43 metres (6.46 metres true width)
intersected in hole SHA 06-27 and 23.88 grams per tonne over 3.74 metres
(2.86 metres true width) in hole SHA 06-31.
    Prospecting and soil geochemistry results have extended this horizon both east and west to a total length of 1,300 metres, open at both ends. This horizon has yet to be drill-tested along half of this length. The prospecting program also exposed a number of new zones, one of which is a 62 metre-long shear in metavolcanics containing a gold bearing quartz-tourmaline vein system up to three metres wide. This new zone is parallel to the known horizon and remains open at both ends. It will be drill-tested during the 2007 exploration program.

    Madsen Property

    On September 1, 2006, Claude reacquired control of its 100% owned Madsen gold project in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd. Claude's land holdings in the area comprise approximately 4,000 hectares
(10,000 acres).
    During the fourth quarter of 2006, Claude acquired the necessary permits to begin dewatering the Madsen shaft to the 1,600 foot level to provide underground access for drill definition of extensions to the historic high grade No. 8 zone in addition to other zones. This dewatering process is expected to be completed by the fourth quarter of 2007.
    A surface drill program was initiated during the latter part of the fourth quarter and was designed to focus on definition drilling of the main stringer envelope of mineralization intersected in the Treasure Box zone,
2.4 kilometres north of the Madsen mine complex.
    The Treasure Box zone is characterized by quartz-tourmaline-sulphide stringers and veins 1 to 20 centimetres wide. These appear to have been emplaced as late-stage brittle fracture fillings in unaltered mafic metavolcanic rocks and are considered to represent the uppermost brittle deformation portion of an Archean gold system. Further targets will be defined once the data from the last five years of exploration is received and reviewed.

    Quality Assurance and Quality Control Procedures

    Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays. All core samples are analyzed by fire assay with a gravimetric finish and atomic absorption finish at independent, ISO approved facilities.

    FINANCIAL

    For the quarter ended December 31, 2006, the Company recorded a net loss of $0.4 million, or $0.01 per share, after the gain on sale of assets of
$2.0 million. This compares to net earnings of $1.0 million, or $0.01 per share, after a $1.4 million gain on sale of investments for the same period last year.
    For the year ended December 31, 2006, the Company recorded net earnings of
$6.4 million, or $0.09 per share, after a $5.9 million gain realized on the sale of certain assets and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. This compares to a net loss of $3.5 million, or $0.05 per share in 2005, after a
$1.4 million gain realized on the sale of certain portfolio investments and a
$1.3 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares. The earnings improvement for the year was largely attributable to higher gold revenues combined with the gain on sale of assets, interest and other income and income tax recovery, offset by higher mine operating costs.

    Revenue

    Total revenue generated for the fourth quarter was $9.5 million, a 17%
decline from the $11.4 million reported for the same period in 2005. The
Seabee mine contributed $7.5 million to revenue during the last quarter of
2006 compared to $7.9 million reported for the same period in 2005. This was due to lower gold sales volume (Q42006 - 10,700 ounces; Q42005 -
13,900 ounces) offset by a 24%, or $138 per ounce, increase in Canadian dollar gold prices realized: Q42006 - $707 (US $620); Q42005 - $569 (US $485).
    Gross revenue for the year improved 21%, from $34.3 million in 2005 to
$41.4 million in 2006. The Seabee mine contributed $32.5 million to revenue, a
41% improvement from the $23.1 million reported in 2005. This result was due to a 12% improvement in gold sales (2006 - 47,400 ounces; 2005 -
42,200 ounces) combined with a 25% increase in average Canadian dollar gold price realized: 2006 - $685 (US $604); 2005 - $548 (US $452).
    Oil, NGLs and natural gas revenue for the three months ended December 31,
2006 decreased significantly to $2.0 million in 2006 from $3.4 million in
2005. This decrease is attributable to production declines, decreased petroleum prices (Q42006 - CDN $59.29; Q42005 - CDN $63.77) and decreased natural gas prices (Q42006 - CDN $6.51; Q42005 - CDN $12.14). Alberta crown and overriding royalties had corresponding decreases in Q42006 compared to
Q42005.
    Gross oil, NGLs and natural gas revenues for the year ended December 31,
2006 totaled $8.9 million, a 20% decrease from the $11.1 million noted for the year ended December 31, 2005. This decrease is attributable to lower average realized natural gas prices and production declines. Corresponding decreases in both Alberta crown royalties and overriding royalties partially mitigated the decrease in net oil and natural gas revenue.
    Oil and NGLs sales volume was 66,600 barrels in 2006, 20% lower than the
83,000 barrels sold in the previous year. The average realized price per barrel of oil in Canadian dollar terms increased 33% to CDN $66.04 (US $58.22)
in 2006 from CDN $49.55 (US $40.94) in the prior year.
    Natural gas volumes fell 8% to 616 MMCF in 2006 from 669 MMCF in 2005. The average realized price in Canadian dollar terms decreased by 24% from
CDN $8.74 (US $7.22) in 2005 to CDN $6.68 (US $5.89) this year.

    Expenditures

    For the quarter ended December 31, 2006, total mine operating costs were
$5.7 million, down slightly from the $5.8 million reported in 2005. This was a result of fewer tonnes mined during the quarter offset by milling of higher cost stockpiled ore. As well, these operating costs were offset by lower gold sales volume and appreciating Canadian versus US dollar exchange resulting in a 32% increase in cash operating cost per ounce (Q42006 - US $468; Q42005 -
US $355).
    For the year, the Company recorded mine operating costs of $21.3 million, a 16% increase from the $18.3 million reported for 2005. This was largely a result of a general increase in costs combined with the expensing of higher cost broken-ore stockpile inventory. Total cash cost per ounce increased from
US $358 in 2005 to US $396 in 2006. The US dollar ounce increase was due to a combination of higher mine operating costs and stronger Canadian versus
US dollar exchange rate partially offset by improved sales volume.
    Oil, natural gas liquids and natural gas operating costs increased by 17%
in the fourth quarter, to $0.7 million in 2006 from $0.6 million in 2005, and by 21% for the year, to $2.3 million in 2006 from $1.9 million in 2005. The
Company is experiencing the same cost pressures with respect to its oil and natural gas assets as it is currently experiencing with its mining assets.
    For the fourth quarter of 2006, depreciation, depletion and accretion of the Company's gold assets increased 5% from $2.2 million in 2005 to
$2.3 million this quarter. For the year ended December 31, 2006, the increase was 3%, from $9.7 million in 2005 to $10.0 million this year. The increase was due to a combination of more tonnes milled offset by less tonnes mined and the amortization of a larger asset base.
    Depreciation and depletion of the Company's oil and gas assets fell slightly, year over year, largely due to lower production offset by a declining reserve base.

    Administrative Expense

    For the fourth quarter of 2006, general and administrative costs were 60%
higher, rising to $0.8 million this period from $0.5 million in 2005. Year to date costs increased by 29% from $2.1 million in 2005 to $2.7 million in 2006.
This was largely a result of the added focus on investor relations.

    Gain on Sale of Assets

    During the year, the Company realized a $4.8 million gain on the sale of certain of its portfolio investments and a $1.1 million gain on the sale of an exploration property.

    Stock Compensation

    Stock-based compensation was $0.5 million in 2006 compared with
$0.2 million in 2005. This non-cash expense was lower in 2005 as fewer options were granted.

    Income Taxes

    The income tax recovery of $2.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2005 and the subsequent renouncement of those expenditures in 2006. A similar benefit of
$1.3 million was recorded in 2005.

    Liquidity & Financial Resources

    Cash flow from operations before net changes in non-cash working capital items was $9.2 million in 2006, or $0.13 per share, compared to $4.5 million, or $0.07 per share, in 2005. This year's sizable improvement from 2005 was attributable to increased contributions from the Seabee mine.

    Investing

    Mineral property expenditures were $20.5 million in 2006, an increase from
$17.7 million in 2005. This year's expenditures were comprised of the following: Seabee mine development of $8.6 million (2005 - $7.6 million);
exploration costs, focusing on the Porky and Santoy Lake bulk sample projects of $7.6 million (2005 - $4.4 million); property, plant and equipment charges of $3.0 million (2005 - $5.0 million); Seabee mine tailings project of
$1.1 million; and the Tartan Lake project of $0.2 million. Property, plant and equipment charges include mining equipment, mill expansion costs and camp infrastructure.
    Oil and gas capital expenditures were $2.2 million during the year, a decrease from $2.3 million in 2005. Of the capital invested in 2006,
$0.7 million relates to drilling on both the Nipisi and Edson Units and
$1.5 million relates to infrastructure costs on the Nipisi unit and Edson gas plant.
    Pursuant to the sale of a production royalty, the Company received a promissory note in the amount of $35.0 million as part of the Red Mile transaction. The Company received a similar promissory note at the end of 2005 for $14.0 million. This transaction is detailed in Note 4 to the unaudited consolidated financial statements.
    During the year, the Company disposed of a portion of its portfolio investment for proceeds of $5.0 million. The Company holds several investments in publicly traded entities which have a book value of $1.4 million and fair market value of $1.9 million at December 31, 2006.

    Financing

    In November, the Company completed a private placement offering for the issue of 3,333,028 common shares, issued on a flow-through basis for $1.65 per share, for gross proceeds of $5.5 million. These proceeds will be used to partially fund exploration programs at both Madsen and Seabee properties.
    The proceeds on sale of royalty relates to the $35.0 million payment received on the Red Mile transaction. The Company sold a similar production royalty at the end of 2005.
    The Company borrowed $5.0 million in the form of a demand loan bearing interest at prime plus 1.5%, payable in monthly installments of $83,333 plus interest and due December 2007. The Company also borrowed $5.0 million in the form of a demand loan in 2005. During the year, the Company repaid
$1.3 million on its demand loans.
    The proceeds and repayments on capital lease obligations relate primarily to equipment acquired for the Porky and Santoy Lake bulk sample projects.

    OUTLOOK

    For 2007, the Company will focus on the following:

      i)   advance the Madsen exploration property - investing in both surface and underground drilling programs;

      ii)  advance Seabee area exploration properties - completing the
           Santoy 7 bulk sample and targeting Santoy 8 for proposed
           pre-feasibility study;

      iii) continue Seabee mine exploration and development to increase or sustain reserves and resources;

      iv)  invest in capital projects to increase productivity, efficiency and effectiveness of the Seabee mine operations.

    Seabee mine gold production is forecast at 48,000 ounces with mine operating costs similar to 2006. Capital investment is expected to increase as a result of added investment at Madsen and the Seabee mine and area.
    Oil and gas revenues are expected to remain at 2006 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing. Operating costs should remain consistent or increase slightly to $2.5 million. Capital expenditures should remain similar to 2006 actuals.

    KEY SENSITIVITIES

    Earnings from Claude's gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2006 actuals, are as follows:

    Gold

    For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.01 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.4 million.

    Oil & Natural Gas

    For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.4 million ($0.00 per share). For a US
$1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.7 million ($0.01 per share). A
$0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold. At December 31, 2006, the Company had no outstanding foreign exchange or forward gold contracts.

    BALANCE SHEET

    The Company's total assets were $145.7 million at December 31, 2006, compared to $94.9 million at year-end 2005. The increase is mostly attributable to investments at the Seabee mine as well as the promissory note received on the sale of a production royalty.
    The Company has an $8.0 million loan outstanding. As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes. Working capital improved by 12% from $6.9 million at December 31,
2005 to $7.7 million at December 31, 2006. The long-term debt amounting to
$56.6 million relates to the Red Mile royalty obligations and capital lease obligations.
    Shareholders' equity for the year ended December 31, 2006 increased by
$9.8 million. The increase reflects net earnings of $6.4 million, an increase to share capital of $2.9 million that was due primarily to a private placement during the year (offset by the renunciation of the tax benefit from the prior year's flow-through shares), and a $0.5 million increase to contributed surplus that relates to the accounting for stock options.

    OUTSTANDING SHARE DATA

    At December 31, 2006, there were 76.3 million common shares outstanding.
In addition, there were 3.4 million employee stock options and 2.3 million warrants outstanding, with exercise prices ranging from $0.53 to $2.10 per share and $1.10 to $1.30 per share, respectively.

    DISCLOSURE CONTROLS AND PROCEDURES

    As of December 31, 2006, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer
with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief
Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    INTERNAL CONTROLS OVER FINANCIAL REPORTING

    Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of its internal control over financial reporting as at December 31, 2006, and based on that assessment determined that its internal control over financial reporting was effective.
    No changes were made in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute.
Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the year. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This Press Release contains "forward-looking statements" that are based on
Claude Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to: exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
    A discussion of these and other factors that may affect Claude
Resources Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and
Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    ADDITIONAL INFORMATION

    Additional information related to the Company is available at
www.sedar.com and www.claudresources.com.

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                          (signed)
    Neil McMillan                     Rick Johnson
    Chief Executive Officer           Chief Financial Officer

    Date:  March 21, 2007

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands - Unaudited)
                                                        December    December
                                                         31 2006     31 2005
    -------------------------------------------------------------------------

    Assets
      Current assets:
        Cash                                           $   5,331   $   1,448
        Receivables                                        1,824       4,359
        Inventories and stockpiled ore                     6,288       5,953
        Shrinkage stope platform costs (Note 2)            9,987       8,941
        Prepaids                                             425         397
    -------------------------------------------------------------------------
                                                          23,855      21,098

      Oil and gas properties                               9,198       7,681
      Mineral properties                                  52,984      42,471
      Investments (Note 3)                                 1,428         549
      Restricted promissory note (Note 4)                 55,982      20,982
      Deposits for reclamation costs                       2,270       2,097
    -------------------------------------------------------------------------

                                                       $ 145,717   $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
      Current liabilities:
        Bank indebtedness                              $       -   $   2,543
        Payables and accrued liabilities                   7,294       6,380
        Demand loans (Note 5)                              8,000       4,261
        Other current liabilities                            911       1,010
    -------------------------------------------------------------------------
                                                          16,205      14,194

      Obligations under capital lease                        502         156
      Royalty obligations (Note 4)                        56,112      21,112
      Deferred revenue (Note 4)                            4,834       1,316
      Asset retirement obligations                         2,486       2,311

      Shareholders' equity:
        Share capital (Note 6)                            56,036      53,109
        Contributed surplus                                1,062         622
        Retained earnings                                  8,480       2,058
    -------------------------------------------------------------------------
                                                          65,578      55,789
    -------------------------------------------------------------------------

      Contingency (Note 9)

                                                       $ 145,717   $  94,878
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Earnings (Loss)
    (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                  Three Months Ended             Years Ended
                                         December 31             December 31
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Revenues: (Note 11)
      Gold                     $   7,538   $   7,934   $  32,495   $  23,121
      Oil and gas (net)              753       1,147       3,184       3,779
    -------------------------------------------------------------------------
                                   8,291       9,081      35,679      26,900
    Expenses:
      Gold                         5,688       5,815      21,296      18,296
      Oil and gas                    715         583       2,330       1,946
      Depreciation, depletion
       and accretion:
        Gold                       2,295       2,238       9,968       9,704
        Oil and gas                  260         152         729         746
    -------------------------------------------------------------------------
                                   8,958       8,788      34,323      30,692
    -------------------------------------------------------------------------

                                    (667)        293       1,356      (3,792)

    Other expense (income):
      General and
       administrative                768         490       2,651       2,133
      Interest and other             603          85         229          20
      Gain on sale of assets      (2,028)     (1,386)     (5,925)     (1,386)
      Write-down of exploration
       properties                    155           -         155         109
      Stock compensation
       expense                       238          74         523         157
    -------------------------------------------------------------------------
                                    (264)       (737)     (2,367)      1,033
    -------------------------------------------------------------------------

    Earnings (loss) before
     income taxes                   (403)      1,030       3,723      (4,825)

      Income tax recovery
       (Note 7)                        -           -       2,699       1,320
    -------------------------------------------------------------------------

    Net earnings (loss)        $    (403)  $   1,030   $   6,422   $  (3,505)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss) per
     share
      Basic and diluted        $   (0.01)  $    0.01   $    0.09   $   (0.05)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     shares outstanding (000's)
      Basic                       74,566      70,476      73,184      66,342
    -------------------------------------------------------------------------
      Diluted                     74,566      70,835      74,113      66,342

    Consolidated Statements of Retained Earnings
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended             Years Ended
                                         December 31             December 31
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period       $   8,883   $   1,028   $   2,058   $   5,563
    Net earnings (loss)             (403)      1,030       6,422      (3,505)
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                    $   8,480   $   2,058   $   8,480   $   2,058
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended             Years Ended
                                         December 31             December 31
                                    2006        2005        2006        2005
    -------------------------------------------------------------------------

    Operations:
      Net earnings (loss)      $    (403)  $   1,030   $   6,422   $  (3,505)
      Non-cash items:
        Depreciation, depletion
         and accretion             2,555       2,390      10,697      10,450
        Stock-based
         compensation                238          74         523         157
        Write down of
         exploration properties      155           -         155         109
        Gain on sale of assets    (2,028)     (1,386)     (5,925)     (1,386)
        Income tax recovery            -           -      (2,699)     (1,320)

      Net changes in non-cash
       working capital:
        Receivables                1,906        (848)      2,535      (1,852)
        Inventories and
         stockpiled ore            2,883       1,161        (335)     (1,125)
        Shrinkage stope
         platform costs             (152)        997      (1,046)     (1,038)
        Prepaids                     (25)          6         (28)        (33)
        Payables and accrued
         liabilities                (227)        680         914       1,800
    -------------------------------------------------------------------------
      Cash from operations         4,902       4,104      11,213       2,257

    Investing:
      Mineral properties          (6,095)     (4,228)    (20,507)    (17,731)
      Oil and gas properties         121        (853)     (2,204)     (2,287)
      Restricted promissory
       notes                     (35,000)    (14,000)    (35,000)    (14,000)
      Investments                    747       1,458       5,046       1,505
      Increase in reclamation
       deposits                      (10)         (3)       (173)        (36)
    -------------------------------------------------------------------------
                                 (40,237)    (17,626)    (52,838)    (32,549)
    Financing:

      Issue of common shares,
       net of issue costs          5,240       2,025       5,547      10,598
      Sale of production
       royalties
        Proceeds                  35,000      14,000      35,000      14,000
        Receivable                     -        (840)          -        (840)
      Deferred revenue             3,907       1,594       3,212       1,336
      Bank indebtedness           (3,495)     (1,815)     (2,543)      1,155
      Demand loans:
        Proceeds                       -           -       5,000       5,000
        Repayment                   (487)       (224)     (1,261)       (739)
      Obligations under capital
       lease:
        Proceeds                     365         269         841         269
        Repayment                   (112)        (39)       (288)        (84)
    -------------------------------------------------------------------------
                                  40,418      14,970      45,508      30,695

    Increase in cash               5,083       1,448       3,883         403
    Cash, beginning of period        248           -       1,448       1,045
    -------------------------------------------------------------------------
    Cash, end of period        $   5,331   $   1,448   $   5,331   $   1,448
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Notes to Consolidated Financial Statements
    (Canadian Dollars in Thousands, except as otherwise noted)

    Note 1 - General

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.
    In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 31, 2006, and for comparative periods presented, have been made.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity.

    Note 3 - Investments

    At December 31, 2006, the quoted market value of the investments was
$1.9 million (2005 - $6.7 million).

    Note 4 - Promissory Notes and Royalty Obligations:

    a) In December 2006, the Company entered into a Royalty Agreement ("2006

Agreement") with Red Mile Resources No. 8 Limited Partnership ("Red Mile
No. 8") whereby the Company sold a "Royalty" on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or life of the Seabee mine. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.
    Under the terms of the 2006 Agreement, the Company is required to make
Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $115.00 per ounce over the term of the agreement. In addition, the Company granted Red Mile a Net Profits Interest
(NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day's price of gold in any of those calendar years is greater than
CDN $975, $1,175 or $1,375 per ounce, respectively.
    $35,000,000 of the cash received was placed with a financial institution;
in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on
February 16, 2016. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2006 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2006 Agreement.
    Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.
    On the balance sheet, the royalty received from Red Mile is included in
"Royalty Obligation". These amounts are treated as debt and attract interest which is included in interest expense. The indemnity fee and interest income received of $436,000 and $3,764,000, respectively was deferred and is included in "Deferred Revenue" on the balance sheet and is being recognized in income as earned over the life of the 2006 Agreement.

    b) In December 2005, the Company entered into a Royalty Agreement ("2005
Agreement") with Red Mile Resources No. 7 Limited Partnership ("Red Mile
No. 7") whereby the Company sold a "Royalty" on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or life of the Seabee mine. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.
    Under the terms of the 2005 Agreement, the Company is required to make
Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $3.00 to $65.00 per ounce over the term of the 2005 agreement. In addition, the Company granted Red Mile No. 7 a Net Profits
Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day's price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.
    $14,000,000 of the cash received was placed with a financial institution;
in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on
February 15, 2015. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2005 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2005 Agreement.
    Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.
    On the balance sheet, the royalty received from Red Mile No. 7 is included in "Royalty Obligation". These amounts are treated as debt and attract interest which is included in interest expense. Of the indemnity fees received, $907,000 was deferred and as at December 31, 2006, $816,000 is still outstanding and is included in "Deferred Revenue". The prepaid interest received, $773,000, was deferred and recorded as income in 2006.

    c) In December 2004, the Company entered into a Royalty Agreement ("the
2004 Agreement") with Red Mile Resources No. 3 Limited Partnership ("Red Mile
No. 3") whereby the Company sold a "Royalty" on a portion of the gold production at its Seabee mine; this agreement lasts the shorter of 10 years or life of the Seabee mine. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.
    Under the terms of the 2004 Agreement, the Company is required to make
Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $1.00 to $14.18 per ounce over the term of the 2004
Agreement. In addition, the Company granted Red Mile No. 3 a Net Profits
Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day's price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.
    $6,982,000 of the cash received was placed with a financial institution;
in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on
December 10, 2014. Interest earned from the restricted promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the 2004 Agreement. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the 2004 Agreement.
    Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.
    On the balance sheet, the royalty received from Red Mile No. 3 is included in "Royalty Obligation". These amounts are treated as debt and attract interest which is included in interest expense. Of the indemnity fees received, $625,000 was deferred and as at December 31, 2006, $500,000 is still outstanding and is included in "Deferred Revenue". The prepaid interest received, $281,000, was deferred and recorded as income in 2005.

    d) In accordance with AcG 15 - "Consolidation of Variable Interest
Entities" and EIC 157 - "Implicit Variable Interests under AcG 15", the
Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements it is not required to consolidate these entities.

    The following supplemental schedules present the effects of the 2006,
2005, and 2004 Red Mile agreements on the Restricted Promissory Note, Royalty
Obligation and Deferred Revenue balances presented on the Company's balance sheet:

    Supplemental Restricted Promissory Note Schedule

                                                2006        2005        2004
    -------------------------------------------------------------------------

    Balance, beginning of year             $  20,982   $   6,982   $       -
    Additions                                 35,000      14,000       6,982
    -------------------------------------------------------------------------
    Balance, end of year                   $  55,982   $  20,982   $   6,982
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental Royalty Obligation Schedule

                                               2006         2005        2004
    -------------------------------------------------------------------------

    Balance, beginning of year             $  21,112   $   7,112   $       -
    Additions                                 35,000      14,000       7,112
    -------------------------------------------------------------------------
    Balance, end of year                   $  56,112   $  21,112   $   7,112
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental schedule outlining prepaid interest, indemnification fees, loan agreement fees and the applicable amortization of such items

                                               2006         2005       2004
    -------------------------------------------------------------------------

    Balance, beginning of year             $  2,243    $     906   $      -
    Indemnification fees                        436          907        625
    Prepaid interest received                 3,764          773        281
    Indemnification fee income recognized      (215)         (62)         -
    Recognition of prepaid interest            (773)        (281)         -
    -------------------------------------------------------------------------
    Balance, end of year                   $  5,455    $   2,243   $   906
    Less: current portion                       621          927       343
    -------------------------------------------------------------------------
                                           $  4,834    $   1,316   $    563
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Indemnification fees are amortized straight line over the expected term of the respective agreement.

    Note 5 - Demand Loans

                                                            2006        2005
    -------------------------------------------------------------------------

    Line of credit, up to $3,500,000 available,
     interest at prime plus 0.75%                     $        -    $  2,500
    Demand loan, repayable in monthly payments
     of $96,514 including interest at 5.99%,
     due February 2010                                     3,300       1,761
    Demand loan, repayable in monthly payments
     of $83,333 including interest at prime plus
     1.5%, due December 2007                               4,700           -
    -------------------------------------------------------------------------

                                                      $    8,000    $  4,261
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 6 - Share Capital

    At December 31, 2006 there were 76,272,791 common shares outstanding.

    a) Issue of shares

    In November 2006, the Company entered into a flow-through share agreement for the issue of 3,333,028 common shares at a price of $1.65 per share for proceeds of $5,500,000. The Company is required to expend $5,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act
(Canada) prior to December 31, 2007.
    During the year ended December 31, 2006, the Company issued 108,000,
230,000 and 140,000 common shares pursuant to the Company's Employee Share
Purchase Plan, employee stock option plan and warrants exercised pursuant to a
June 2005 private placement, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of the prior days closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire ten years from the date of the grant of the option.

    For options outstanding at December 31, 2006 weighted average exercise prices are as follows:

                                December     Average    December     Average
                                 31 2006       Price     31 2005       Price
    -------------------------------------------------------------------------

      Beginning of period      2,755,000   $    1.11   2,660,000   $    1.15
      Options granted            965,000        1.35     345,000        0.98
      Options exercised         (230,000)       0.74     (95,000)       0.57
      Options lapsed            (110,000)       2.13    (155,000)       1.74
    -------------------------------------------------------------------------
      End of year              3,380,000   $    1.17   2,755,000   $    1.11
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For options outstanding at December 31, 2006, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                                        Weighted    Weighted
                                                         Average     Average
      Option Price                                      Exercise   Remaining
       Per Share                              Number       Price        Life
    -------------------------------------------------------------------------
       $0.53-$0.96                           981,000   $    0.66        5.90
                                                                        years
       $1.05-$1.47                         1,764,000        1.25        5.18
                                                                        years
       $1.59-$2.10                           635,000        1.74        6.58
                                                                        years
    -------------------------------------------------------------------------
                                           3,380,000   $    1.17        5.65
                                                                        years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The fair value of stock options issued in the year was estimated using the
Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 59.88% to 60.82%
volatility and interest rates ranging from 3.90% to 4.20%. For 2006, the compensation cost recorded in respect of stock options issued was $523,000.

    Note 7 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.7 million (2005 - $1.3 million).

    Note 8 - Financial Instruments

    The Company's financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil & gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks. To manage risks associated with prices for gold and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. At December 31,
2006, the Company had no outstanding forward gold or foreign exchange contracts.

    Note 9 - Contingency

    Pursuant to a Notice of Contravention issued by Saskatchewan Labour,
Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director, an adjudicator and subsequently to the
Court of Queen's Bench. In September 2005, the Court of Queen's Bench agreed with the Company's position, allowing the appeal and setting aside the contravention. This Court's decision was subsequently appealed by the plaintiffs and was subsequently dismissed by the Court of Appeal. This Court's decision is currently under appeal by the plaintiffs to the Supreme Court of
Canada. The amount of potential loss may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement, if any. Management is of the opinion these claims are without merit.

    Note 10 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 11 - Segmented Information

    The Company has two reportable industry segments: (1)gold mining and
(2)oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company's oil and gas assets are located in Alberta and Saskatchewan.

                            Three Months Ended December 31, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
      Revenue                  $   7,538   $   1,954   $       -   $   9,492
      Crown royalties                  -        (371)          -        (371)
      Alberta Royalty Tax Credit       -         125           -         125
      Overriding royalties             -        (955)          -        (955)
    -------------------------------------------------------------------------

      Net Revenue                  7,538         753           -       8,291
      Operating expense            5,688         715           -       6,403
      Depreciation, depletion
       and accretion               2,295         260           -       2,555
      Write-down of exploration
       properties                    155           -           -         155
      Non-segmented income             -           -        (419)       (419)
    -------------------------------------------------------------------------
      Net earnings (loss)      $    (600)       (222)  $     419   $    (403)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                            Three Months Ended December 31, 2005
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------

      Revenue                  $   7,934   $   3,449   $       -   $  11,383
      Crown Royalties                  -        (831)          -        (831)
      Alberta Royalty Tax Credit       -         125           -         125
      Overriding royalties             -      (1,596)          -      (1,596)
    -------------------------------------------------------------------------
      Net Revenue                  7,934       1,147           -       9,081
      Operating expense            5,815         583           -       6,398
      Depreciation, depletion
       and accretion               2,238         152           -       2,390
      Non-segmented income             -           -        (737)       (737)
    -------------------------------------------------------------------------
      Net earnings (loss)      $    (119)  $     412   $     737   $   1,030
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                    Year Ended December 31, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------

      Revenue                  $  32,495   $   8,893   $       -   $  41,388
      Crown Royalties                  -      (1,979)          -      (1,979)
      Alberta Royalty Tax Credit       -         500           -         500
      Overriding royalties             -      (4,230)          -      (4,230)
    -------------------------------------------------------------------------
      Net Revenue                 32,495       3,184           -      35,679
      Operating expense           21,296       2,330           -      23,626
      Depreciation, depletion
       and accretion               9,968         729           -      10,697
      Write-down of exploration
       properties                    155           -           -         155
      Non-segmented income             -           -      (5,221)     (5,221)
    -------------------------------------------------------------------------
      Net earnings             $   1,076   $     125   $   5,221   $   6,422
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                    Year Ended December 31, 2005
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------

      Revenue                  $  23,121   $  11,142   $       -   $  34,263
        Crown Royalties                -      (2,616)          -      (2,616)
        Alberta Royalty Tax Credit     -         500           -         500
        Overriding royalties           -      (5,247)          -      (5,247)
    -------------------------------------------------------------------------

        Net Revenue               23,121       3,779           -      26,900
        Operating expense         18,296       1,946           -      20,242
        Depreciation, depletion
         and accretion             9,704         746           -      10,450
        Write-down of
         exploration properties      109           -           -         109
        Non-segmented income           -           -        (396)       (396)
    -------------------------------------------------------------------------
        Net earnings (loss)    $  (4,988)  $   1,087   $     396   $  (3,505)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Note 12 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2005 for an explanation of the differences in Canadian and US GAAP.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Please contact: Neil McMillan, President and
CEO; Rick Johnson, CFO; (306) 668-7505, Facsimile: (306) 668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:17e 21-MAR-07